November 21, 2024
United States Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549
Attention:	Ms. Lauren Hamill
Mr. Joe McCann Re: Regen BioPharma Inc. Amendment No. 1 to Offering Statement on Form 1-A Filed October 28, 2024 File No. 024-12505

Dear Ms. Hamill and Mr. McCann

With regard to the comments of the Staff (the “Staff”) as set forth in its letter dated November 7, 2024 (the “Comment Letter”) relating to the abovementioned filing made by Regen Biopharma, Inc. (The “Company”).

1.	“Please revise to include executive compensation disclosure for the fiscal year ended September 30, 2024. Refer to Item 11 of Form 1-A.”

The disclosure will be included in the simultaneously filed amendment.

2.	“We refer to prior comment 1 and note that your amended offering statement includes audited financial statements for the fiscal year ended September 30, 2023. Please revise to include the date of the independent auditor’s report.”

The date of the audit report is included in the latest filed amendment

3.	“We note that you have amended the Form 1-A offering statement to include unaudited financial statements for the fiscal year ended September 30, 2024. In your response letter, please tell us, as applicable, when you expect to have a PCAOB-registered auditor complete the audit for this period. Also, please confirm, as applicable, that you plan to file a post-qualification amendment to this Form 1-A once this audit is completed in order to include the audited financial statements for the fiscal year ended September 30, 2024 as well as a consent from this auditor”

Although the Company is striving to have the audit completed by its PCAOB- registered auditor by the due date of the Company’s 10-K no assurance can be given at this time that the Company’s PCAOB- registered auditor will be successful in meeting that deadline. The Company will include any audit opinion which may be obtained from the Company’s PCAOB- registered auditor for the fiscal year ended September 30, 2024 as well as a consent from this auditor in a post-qualification amendment to the Form 1-A.

Although no decision has been arrived at with regard to this matter in light of the fact that Company has less than 500 shareholders and has had less than $10 million in assets last 3 fiscal years the Company is considering filing a Form 15 in order to that financial resources expended in connection with reporting obligations may instead be applied towards the operation of the Company’s business.

4.	“We note that you have publicly released your financial statements for the fiscal year ended September 30, 2024 via this amended Form 1-A offering statement, but you have not presented any of this information in an Exchange Act report. Please tell us what consideration you have given to filing a Form 8-K under Item 2.02 relating to your results of operations and financial condition for the completed September 30, 2024 fiscal period.”

The Company respectfully acknowledges the Staff’s concern. The Company intends to furnish any future financial statement disclosures in an Item 2.02 Form 8-K.

Thank you for your kind assistance and the courtesies that you have extended to assist us in fulfilling our obligations under Tier 1 of Regulation A If, at any time, you have any further questions, please let us know.

Sincerely,

David R. Koos,

Chairman & Chief Executive Officer